FIB Bancorp Logo Final copyNASDAQ: INBK Follow-On Offering of Common Stock Fall 2013 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-191475 November 18, 2013

This presentation contains forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance or business of First Internet Bancorp. Forward-looking -looking statements are not a guarantee of future performance or results, are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the information in the forward-looking statements. Factors that may cause such differences include: failures or interruptions in our information systems; growth in our commercial lending activities; declines in market values of our investments; technological obsolescence; our possible need for additional capital resources in the future; competition; loss of key members of management; fluctuations in interest rates; inadequate allowance for loan losses; risks relating to consumer lending; our dependence on capital distributions from the bank; our ability to maintain growth in our mortgage lending business; a decline in the mortgage loan markets or real estate markets; risks associated with the regulation of financial institutions; changes in regulatory capital requirements and other matters discussed in the press release. For a further list and description of such risks and uncertainties, see our periodic reports filed with the U.S. Securities and Exchange We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in our periodic reports. On November 18, 2013, First Internet Bancorp filed an Amendment No. 2 to Registration Statement on Form S-1/A (file no. 333-191475) with the SEC with respect to the offering to which this presentation relates. A copy of the preliminary prospectus for the offering is included in the registration statement, as amended. Before you invest, you should read the prospectus in that registration statement and other documents, and other documents the issuer has filed with the SEC for more complete information about our company and this & Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, +1 (866) 805-4128. Important Statements 2 Note: This presentation contains, non-GAAP financial measures, including tangible common equity, tangible assets and tangible book value per common shares. Reconciliations of these financial measures to the most directly comparable GAAP financial measures are included in the Appendix of this presentation

Issuer First Internet Bancorp Exchange / Ticker NASDAQ: INBK Offering Follow-on Offering Type of Security Common Stock Shares Offered 1,150,000 shares Over-Allotment Option 15.0% Use of Proceeds Organic growth and general corporate purposes; possible pursuit of strategic acquisitions Book Running Manager Co-Manager Keefe, Bruyette & Woods, Inc. (A Stifel Company) Offering Summary 3

Management Team Prior experience in both community banking and financial technology Management team and Board of Directors collectively own 13.7% and intend to participate in this offering Founded the Bank in 1999 and CEO since inception Over three decades of experience in financial services and technology 2001 recipient of the Ernst and Young Entrepreneur of the Year award Inducted into the Central Indiana Business Hall of Fame in 2008 David B. Becker Chairman and Chief Executive Officer Chief Financial Officer since January 2013 15 years at PriceWaterhouseCoopers focused on financial institutions Over 20 years of experience in the financial services industry Previously, worked as the CFO of Central Indiana Community Foundation providing oversight for 800 philanthropic funds and 165 investment accounts Kay E. Whitaker Chief Financial Officer Chief Credit Officer since August 2012 Served over 22 years at National City prior to acquisition by PNC Held senior roles responsible for lending and credit activities in Indiana and Ohio Edward A. Roebuck Chief Credit Officer 4 Integral to INBK’s success are the Management team and Board of Directors

Summary Statistics Assets $738.5 million Net Loans¹ $434.2 million Deposits $636.7 million Tangible Common Equity² $57.2 million Tangible Book Value Per Share² $19.99 LTM Net Income $5.5 million Shares Outstanding 2,861,326 Headquarters Indianapolis, IN Stock Price (as of 11/15/13) $23.18 Market Capitalization (as of 11/15/13) $66.3 million Insider Ownership 13.7% Note: Financial data as of September 30, 2013 Tangible book value is a non-GAAP financial measure; reconciliation for tangible book value is set forth in the Appendix 5

# History of First Internet Bancorp

**1999:**
Based in Indianapolis, First Internet Bank of Indiana commences online operations with David Becker as Founder & CEO

**2006:**
First Internet Bancorp Holding Company established

**January 2007:**
Acquire Indianapolis-based Landmark Financial Corporation, enabling expansion into residential mortgage lending

**April 2008:**
Kevin Quinn joins to lead Consumer Lending & Mortgage Operations

**2010:**
Record Net Income of $5.0M for 2010

**August 2010:**
Announces entry into CRE lending; Michael Lewis joins to head CRE lending group

**November 2011:**
Connie Shepherd hired to lead new C&I lending effort

**August 2012:**
Ed Roebuck becomes Chief Credit Officer

**2012:**
Record Net Income of $5.6M for 2012; Declared special cash dividend $0.1667

**January 2013:**
Kay Whitaker joins as CFO bringing 20+ years of experience in financial services

**February 2013:**
INBK begins trading on NASDAQ

**March 2013:**
INBK declares first quarterly cash dividend on common shares of $0.04

**June 2013:**
Added to the Russell Microcap Index; 3:2 stock split designed to increase stock liquidity

**November 2013:**
INBK adds Asset-Based Lending Team

1999 | 2007 | 2010 | 2011 | 2012 | 2013

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 October 2013: Awarded top honors in the Online Mortgage Originator category, which recognizes lenders that use Web-based technologies to generate borrower leads and close loans February 2013: Recognized as one of the best places to work in Indiana August 2013: SNL highlights INBK as one of the Top 10 performing U.S. Bank stocks in 2013 Recent Company Awards / Accolades June 2013: INBK added to the Russell Microcap Index 7 November 2013: Ranked as One of Best Banks to Work For in 2013

 National Focus on Deposit and Consumer and Commercial Banking Growth o Over 40% asset, loan and deposit growth since December 31, 2010 o Consumer loans include high-end horse trailer and RV lending o Credit Tenant with brand name customers Regional Footprint for Commercial Banking Growth o Increasingly diverse revenue streams as a result of continued product expansion o C&I and CRE lending Management Experience and Depth o Strong management team with backgrounds in both community banking and financial technology services o David Becker, Chairman & CEO, has over three decades of management and financial services experience creating and developing successful companies o Focus on Profitability and Returns o Track record of growth and profitability has delivered positive returns to shareholders Exceptional Asset Quality, Diverse Loan Portfolio and Effective Underwriting o Strong asset quality backed by prudent, conservative lending standards o Loan portfolio is diversified with no one loan type accounting for more than 27% of the total portfolio¹ o 1.23% non-performing assets/total assets¹ Efficient, Scalable Technology with Multiple Layers of Redundancy o Efficient, highly flexible internet model enables lower overhead cost while allowing a local and national presence Strong Risk Management o Continued build out of in-house compliance and regulatory staff o Recently hired a compliance officer with 30+ years of experience to enhance existing infrastructure Investment Highlights 8 ¹ As of September 30, 2013

Experienced Lending Team INBK lending efforts are led by a team of highly experienced bankers with roots at some of the largest regional and super-regional institutions in the country Each division manager has 20+ years of experience in banking with long standing customer relationships Ed Roebuck Senior Vice President, Chief Credit Officer (27 years experience) Prior experience: PNC Financial Services, National City Connie Shepherd, SVP (26 years of experience) M&I Bank National City Mellon Bank Michael Lewis, SVP (30 years of experience) Huntington / Sky Bank Chase / Bank One La Salle National Kevin Quinn, SVP (21 years of experience) First Indiana Bank First Nationwide Mortgage Commercial & Industrial Commercial RE Consumer & Mortgage Credit Division 9 67 Team Members Core Landmark Financial Team retained Tempe (AZ) talent pool Lending Tree loan officers 8 Team Members Each member has over 15 years of experience Core team of 7 from prior institution 8 Team Members 19 years of experience on average Regional bank group leaders/ and or real estate developer expertise Paralegal

# Loan Product Offering

| Product Offering / Expertise | | | | | |
|---|---|---|---|---|---|
| **Business Line** | **Niche Consumer Lending** | **Residential Mortgage/ HELOCs** | **CRE** | **Credit Tenant Leasing ("CTL")** | **Commercial & Industrial** |
| **Overview** | • Specialized lending niche in RV & horse-trailers<br>• Direct and Indirect<br>• Year to date net charge offs of 0.37% as a percentage of total consumer loans<br>• Focused on high quality customers: Average FICO score of 736 at time of origination | • Award winning national online platform for origination<br>• Traditional 1-4 family mortgages<br>— Fixed rate loans are generally sold into secondary market<br>— Majority of portfolio is adjustable rate<br>• Variable rate home equity lines of credit | • Local decision making<br>• Midwest collateral<br>• Financial recourse to individual sponsors<br>• Interim real estate financing for construction and development ("C&D"), acquisition, renovating, refinancing, and repositioning<br>— Offices, Retail, Industrial and Multi-Family<br>• Residential C&D with low LTVs (50%-60%)<br>— Restricted to well known, reputable developers | • Nationally focused CTL financing<br>• Strong national broker and mortgage banking network<br>• Lessors include Walgreens, Staples, CVS, McDonalds, Hardees, Dollar General, Wawa, Taco Bell, Kentucky Fried Chicken | • Local decision making<br>• Business lines of credit, term loans, and owner occupied real estate to middle market companies<br>• Treasury management services (business online banking & remote deposit capture)<br>• SBA Lending<br>• Asset-Based Lending |
| **9/30/13 Balance** | **$111,357** | **$155,203** | **$54,540** | **$66,492** | **$47,371** |
| **Avg. Loan Balance** | **$14** | **$155** | **$880** | **$1,209** | **$219** |

Dollar values in thousands

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A Steadily Growing Balance Sheet Assets Loans Deposits Equity $503,915 $585,440 $636,367 $738,518 2010 2011 2012 Q3 '13 $302,333 $331,805 $354,490 $434,963 2010 2011 2012 Q3 '13 $48,897 $55,423 $61,350 $61,874 2010 2011 2012 Q3 '13 $422,703 $486,665 $530,691 $636,653 2010 2011 2012 Q3 '13 Note: Loans exclude HFS Dollar values in thousands 11

INBK is increasingly focused on growing commercial loan balances while maintaining a select niche in consumer and residential lending Loan Portfolio Overview Portfolio Overview Loan Portfolio by Type Loan Portfolio Evolution Year to date average yield on loan portfolio of 4.84% INBK has made significant efforts to grow its commercial banking capability Hired 16 loan production officers since 2010 Total commercial loans now represent 39% of the portfolio vs. 8% in 2010 Niche consumer lending remains an important part of the INBK story Industry leader for horse trailer, RV financing Average borrower FICO score of 736 12/31/2010: $302.3M Gross Loans 9/30/2013 $435.0M Gross Loans Note: Excludes loans HFS Dollar values in thousands unless otherwise noted 12 Residential Mortgage 27% HELOC 9% CRE - CTL 15% CRE - Other 13% C&I 11% Horse Trailers 16% RV 8% Other Consumer 1% Residential Mortgage 34% HELOC 1% CRE - CTL 0% CRE - Other 6% C&I 2% Horse Trailers 33% RV 21% Other Consumer 3% Loan Type % $ Commercial Real Estate 12.5% $54,540 Commercial & Industrial 10.9% 47,371 Credit Tenant Leasing 15.3% 66,492 Total Commercial Loans 38.7% 168,403 1-4 Family / Residential 26.7% 116,270 Home Equity LOC 9.0% 38,933 Consumer: RV 8.3% 36,024 Horse Trailer 16.4% 71,500 Other 0.9% 3,833 Gross Loans Held for Inv. 100.0% $434,963 As of 9/30/2013:

Loan Portfolio by Geography

National Footprint: Loans by State



IN, $114.0
CA, $109.9
TX, $28.0
FL, $18.8
IL, $15.2
CO, $12.3
NY, $11.7
TN, $10.1
OH, $9.8
PA, $7.8
VA, $7.3
WA, $6.8
NC, $5.2
OK, $4.6
NJ, $4.3
AZ, $4.1
GA, $4.0
NM, $3.9
SC, $3.6
CT, $3.6
LA, $3.6
MN, $3.5
MA, $3.5
KY, $3.4
AL, $3.2
MO, $3.0
OR, $2.9
UT, $2.8
WI, $2.8
Other, $21.1

9/30/2013
$435.0M
Gross Loans

CRE & C&I Loans by State



IN, $69.0
TX, $7.6
TN, $4.5
PA, $2.9
SC, $2.2
OH, $2.0
NY, $2.0
MA, $1.7
FL, $1.5
NJ, $1.4
CA, $1.2
NH, $0.6
UT, $0.5
MD, $0.5
NC, $0.5
Other, $4.0

9/30/2013
$101.9M
Commercial Loans

CTL Loans by State



CA, $22.0
IN, $14.2
FL, $10.1
NY, $4.7
TX, $3.1
NM, $2.3
VA, $2.3
IL, $2.1
TN, $1.5
WI, $1.3
RI, $1.2
AZ, $0.8
NJ, $0.7
OR, $0.3

9/30/2013
$66.5M
CTL Loans

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Note: Excludes loans HFS
Dollar values in millions

13

Exceptional Asset Quality NPAs / Assets Reserves/ NPLs Reserves / Gross Loans NCOs / Avg. Loans *Year-to-date September 30, 2013, annualized Note: NPAs and NPLs exclude performing troubled debt restructurings Conservative underwriting culture and strong attention to risk management has produced solid asset quality 3.36% 2.29% 1.62% 1.23% 2010 2011 2012 Q3 '13 71.4% 64.6% 133.3% 204.9% 2010 2011 2012 Q3 '13 2.26% 1.70% 1.65% 1.26% 2010 2011 2012 Q3 '13 1.35% 1.05% 0.69% 0.15% 2010 2011 2012 YTD * 14

Capitalizing on Industry Trends Internet, 39% Branch, 18% ATM, 11% Unknown, 11% Mobile, 8% Telephone, 7% Mail, 7% The popularity of internet and mobile banking continues to accelerate o According to the Pew Research Center, 61% of internet users now do their banking online (and 51% of all adults surveyed) o 35% of cell phone owners use their mobile devices to conduct banking transactions According to a separate survey performed by the American Bankers Association, internet banking now with 39% responding so when polled services outranked telephone and traditional mail as a preferred method of banking, representing a 30% increase since 2012 Consumer Banking Preferences² ¹ American Bankers Association ² Pew Research Center Online & Mobile Banking Usage¹ 15

Diversified, National Deposit Base Unlike most community banks, INBK is not limited by a particular geographic or customer focus, and therefore is less susceptible to concentration risks INBK has deposit relationships in every state, including some of the most desirable MSAs in the U.S. The average checking account at September 30, 2013 was $11,000, nearly 4x the national average 16 IN CA TX FL NY IL MA WI PA MI Total Deposits By State ($000s) $135,043 $81,474 $45,542 $28,523 $28,469 $27,908 $22,249 $20,755 $19,669 $16,694 # of Accounts 3,300 1,933 1,009 721 1,001 956 719 258 678 364 Avg. Account Balance ($000s) $41 $42 $45 $40 $28 $29 $31 $80 $29 $46 >$50M $10M-$50M $5M-$10M $2M-$5M $1M-$2M <$1M Deposit Concentration by State

$422,703 $636,653 Deposit Composition & Product Offering Deposit Composition at 9/30/13 Since December 31, 2010, INBK has grown deposits by 51% while reducing the overall cost of deposits by 113bps At September 30, 2013 Non-CDs represented 53% of the portfolio The growing commercial lending pipeline has been accompanied by growth in commercial deposits, helping to lower overall cost of deposits Cost of Total Deposits 17 Non-Interest Bearing 2% Savings 2% Demand 11% Money Market 38% Certificate of Deposits 44% Brokered 3% 2.30% 1.87% 1.40% 1.17% 2010 2011 2012 Q3'13 51% Growth Note: Dollar values in thousands

Driving Shareholder Value superior financial returns when compared to traditional community banks in the Midwest 18 Overhead ratio defined as net operating expense, excluding one-time items, as a percent of net interest income (on an FTE basis) Profit margin defined as pre-tax income, excluding one-time items, as a percentage of operating revenues National First Internet Peers 1 Bancorp As % of Average Assets Net Interest Income 3.34% 2.51% Non-Interest Income 0.83% 1.92% Non-Interest Expense 2.99% 3.10% Core Business Margin 1.18% 1.33% Profitability Ratios Overhead Ratio 62.5% 44.5% Profit Margin 22.7% 27.6% Return on Average Assets 0.77% 0.84% Return on Tangible Common Equity 8.92% 9.61% Note: Metrics shown on an LTM basis as of September 30, 2013 1 National peers defined as public banks & thrifts with $500M - $1Bn in assets

Positive Returns to Shareholders Net Income ROAA ROATCE¹ Efficiency Ratio 57.8% 64.2% 61.0% 69.9% 2010 2011 2012 09/13 LTM 11.17% 6.69% 10.33% 9.61% 2010 2011 2012 09/13 LTM 1.01% 0.59% 0.91% 0.84% 2010 2011 2012 09/13 LTM $4,955 $3,186 $5,606 $5,481 2010 2011 2012 09/13 LTM Note: Dollar values in thousands ¹ Return on average tangible common equity is a non-GAAP financial measure; reconciliation for tangible common equity set forth in the Appendix 19

Internet Banking Franchise Value Comparison Total Assets ($M) $738.5 $3,284.1 Price/ Tangible Book 1.16x 3.72x Price/ LTM Core EPS 11.8x 23.4x Market Capitalization ($M) $66.3 $1,036.9 Stock Price Performance Year to Date Source: SNL Financial; Financial data as of September 30, 2013.; Market data as of November 15, 2013 66% 169% -20% 0% 20% 40% 60% 80% 100% 120% 140% 160% 180% Dec-12 Mar-13 Jun-13 Sep-13 INBK BOFI 20

Looking Forward FOCUS: Organic growth Additional revenue channels, i.e. Asset-Based Lending, SBA Lending Management lift-outs Remain opportunistic on acquisitions LEVERAGE: Infrastructure already in place Technology Management depth 21

Appendix

# Historical Balance Sheet

| | Period Ending: 12/31/2010 | 12/31/2011 | 12/31/2012 | 9/30/2013 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash due from banks | $2,354 | $1,582 | $2,881 | $2,048 |
| Interest-bearing demand deposits | 30,063 | 33,196 | 29,632 | 24,281 |
| Total cash and cash equivalents | 32,417 | 34,778 | 32,513 | 26,329 |
| Interest-bearing time deposits | - | - | - | 2,500 |
| Securities available for sale, at fair value | 136,936 | 149,270 | 156,693 | 216,662 |
| Loans held for sale | 5,008 | 45,091 | 63,234 | 18,309 |
| Loans receivable, net of allowance for loan losses | 299,545 | 329,570 | 352,328 | 434,167 |
| Accrued interest receivable | 2,095 | 2,129 | 2,196 | 2,810 |
| Federal Home Loan Bank of Indianapolis stock | 3,259 | 2,943 | 2,943 | 2,943 |
| Bank-owned life insurance - at surrender value | 7,869 | 8,161 | 11,539 | 11,835 |
| Premises and equipment, net | 876 | 793 | 793 | 6,742 |
| Goodwill | 4,687 | 4,687 | 4,687 | 4,687 |
| Other real estate owned | 2,207 | 1,511 | 3,666 | 5,381 |
| Prepaid expenses and other assets | 9,016 | 6,507 | 5,775 | 6,153 |
| **Total Assets** | **$503,915** | **$585,440** | **$636,367** | **$738,518** |
| **Liabilities** | | | | |
| Non-interest bearing deposits | 9,893 | 15,870 | 13,187 | 14,541 |
| Interest bearing deposits | 412,810 | 470,795 | 517,504 | 622,112 |
| Deposits | 422,703 | 486,665 | 530,691 | 636,653 |
| Advances from Federal Home Loan Bank | 30,455 | 40,573 | 40,686 | 31,767 |
| Subordinated debt | - | - | - | 2,767 |
| Accrued interest payable | 126 | 120 | 120 | 81 |
| Accrued expenses and other liabilities | 1,734 | 2,659 | 3,520 | 5,376 |
| **Total Liabilities** | **$455,018** | **$530,017** | **$575,017** | **$676,644** |
| **Equity** | | | | |
| Preferred stock | - | - | - | - |
| Voting common stock | 41,246 | 41,306 | 41,508 | 42,037 |
| Nonvoting common stock | - | - | - | - |
| Retained earnings | 9,711 | 12,897 | 18,024 | 21,500 |
| Accumulated other comprehensive income | (2,060) | 1,220 | 1,818 | (1,663) |
| **Total Shareholders' Equity** | **$48,897** | **$55,423** | **$61,350** | **$61,874** |
| **Total Liabilities and Stockholders' Equity** | **$503,915** | **$585,440** | **$636,367** | **$738,518** |
| Tangible Book Value Per Share[1] | $15.75 | $18.07 | $20.13 | $19.99 |

Note: Dollar values in thousands, except per share amounts
[1] Tangible book value per share is a non-GAAP financial measure; reconciliation for tangible book value is set forth in the Appendix

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Historical Income Statement For the Nine Months For the Year Ended December 31, Ended September 30, 2010 2011 2012 2013 Interest income $25,296 $23,944 $24,117 $18,430 Interest expense 10,785 9,621 8,532 5,946 Net interest income 14,511 14,323 15,585 12,484 Provision for loan losses 927 2,440 2,852 101 Service charges and fees 1,267 1,157 942 515 Mortgage banking activities 3,098 3,690 10,647 7,767 OTTI loss recognized in net income (909) (626) (252) (49) Gain on sale of securities 16 84 48 (69) Loss on asset disposals (342) (1,052) (93) (121) Other 307 306 452 304 Total noninterest income 3,437 3,559 11,744 8,347 Salaries and employee benefits 4,795 5,311 8,529 7,737 Marketing, advertising and promotion 269 936 1,362 1,389 Professional services 729 777 1,422 1,791 Data processing 964 915 897 693 Loan expenses 735 526 1,097 574 Net occupancy expenses 1,150 1,481 1,775 1,468 Deposit insurance premium 939 727 455 313 Other 789 810 1,140 1,263 Total noninterest expense 10,370 11,483 16,677 15,228 Income before income taxes 6,651 3,959 7,800 5,502 Income tax provision 1,696 773 2,194 1,575 Net income $4,955 $3,186 $5,606 $3,927 Diluted earnings per share $1.74 $1.11 $1.95 $1.36 Weighted average common shares outstanding: Basic 2,848,379 2,859,434 2,869,365 2,888,274 Diluted 2,848,379 2,859,434 2,869,365 2,889,039 Dividends declared per share - - $0.1667 $0.1600 Note: Per share values adjusted for recent stock split Dollar values in thousands except per share amounts 24

Securities Portfolio Overview Note: Dollar values in thousands 25 Average yield of 2.11% for Q3 2013, reflecting the conservative nature of the portfolio Weighted average life of 5.2 years (average effective duration of 3.73 years) No held-to-maturity securities Minimal high risk or volatile investments (i.e. equity securities, preferred stock or Trust Preferred securities) Other securities include high-quality investment grade corporate securities AFS Securities Portfolio as of 9/30/2013: Securities Detail as of 9/30/2013: ($000s) Net Securities Fair Unrealized At Market Gains/ Security Type Cost Value (Losses) Available for Sale Portfolio U.S. Gov't Sponsored Enterprises $58,077 $57,211 ($866) Municipals 47,328 47,700 372 MBS & ABS Agency Securities 77,885 77,610 (275) MBS & ABS Private Label 1,451 1,369 (82) Other Securities 34,479 32,772 (1,707) Total Securities Portfolio $219,220 $216,662 ($2,558) U.S. Gov't Sponsored Enterprises 26% Municipals 22% MBS & ABS Agency Securities 36% MBS & ABS Private Label 1% Other Securities 15%

Balanced Retail Mortgage Operations 26 In 2007, INBK acquired Landmark Financial Corporation as an entry point into retail mortgage lending The Bank has expanded this operation into a nationwide business Since 2012, the Bank has originated and sold over $1.3 billion of residential mortgage loans Originated ($000s) Loan Sales ($000s) Purchase Refinance Totals Purchase Refinance Totals Quarter Units Volume Units Volume Units Volume Units Volume Units Volume Units Volume Q1 2012 53 $13,219 492 $139,763 545 $152,982 60 $16,755 537 $154,405 597 $171,160 Q2 2012 117 31,868 524 154,187 641 186,055 87 24,180 478 142,339 565 166,519 Q3 2012 85 23,251 606 172,386 691 195,637 99 26,879 496 145,791 595 172,670 Q4 2012 75 20,102 671 190,511 746 210,612 73 18,998 654 187,421 727 206,419 Q1 2013 93 26,553 657 191,782 750 218,335 61 18,314 641 189,699 702 208,013 Q2 2013 189 55,088 614 177,448 803 232,536 190 55,929 656 191,498 846 247,427 Q3 2013 254 72,496 246 63,147 500 135,643 235 66,728 308 88,298 543 155,026 Grand Total 866 $242,577 3,810 $1,089,224 4,676 $1,331,802 805 $227,783 3,770 $1,099,451 4,575 $1,327,234 Note: Loans sold per quarter include mortgage loans originated in prior quarters

# Non-GAAP Financial Measures

Tangible common equity, tangible assets and tangible book value per common share are financial measures not recognized in generally accepted accounting principles ("GAAP"). Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share or related measures should not be considered as a substitute for total shareholders' equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate these measures may differ from those of other companies reporting measures with similar names. The following table reconciles these non-GAAP performance measures and a capital ratio using such measures to the most directly comparable GAAP measure or ratio.

| | For the Year Ended December 31, | | | For Three Months Ended September 30, |
|---|---|---|---|---|
| | 2010 | 2011 | 2012 | 2013 |
| Total equity - GAAP | $48,897 | $55,423 | $61,350 | $61,874 |
| Adjustments | - | - | - | - |
| Goodwill | (4,687) | (4,687) | (4,687) | (4,687) |
| Tangible common equity | 44,210 | 50,736 | 56,663 | 57,187 |
| Total assets – GAAP | 503,915 | 585,440 | 636,367 | 738,518 |
| Adjustments | - | - | - | - |
| Goodwill | (4,687) | (4,687) | (4,687) | (4,687) |
| Tangible Assets | 499,228 | 580,753 | 631,680 | 733,831 |
| Total common shares | 2,807,385 | 2,807,385 | 2,815,094 | 2,861,326 |
| Book Value Per Share | $17.42 | $19.74 | $21.79 | $21.62 |
| Effect of adjustment | (1.67) | (1.67) | (1.66) | (1.63) |
| Tangible Book Value Per Share | $15.75 | $18.07 | $20.13 | $19.99 |
| Total shareholders' equity to assets | 9.70% | 9.47% | 9.64% | 8.38% |
| Effect of adjustment | (0.84%) | (0.73%) | (0.67%) | (0.59%) |
| Tangible common equity to tangible assets | 8.86% | 8.74% | 8.97% | 7.79% |

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27

Note: Dollar values in thousands, except per share amounts